Santiago, August 13, 2010

Mr. Fernando Coloma Correa
Superintendent
Superintendency of Securities and Insurance
Present

REF.: Report Essential Fact.

From our consideration:

According to articles 9 and 10 of Securities Act No. 18,045 and according to General Rule No. 30, and duly authorized by the Board of Directors of LAN Airlines S.A. (“LAN”), Securities Registry No. 306, and in accordance with extraordinary Board meeting held this same date, I hereby inform you as ESSENTIAL FACT that today LAN, Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A. (the “LAN Controllers”), TAM S.A. (“TAM”) and TAM Empreendimentos e Participações S.A. (the “TAM Controllers”) have executed a non binding memorandum of understanding (the “MOU”) which the fundamental aspects are summarized below.

1.           In accordance with the MOU, LAN and TAM have agreed to combine their companies in order to incorporate TAM to a common holding company in order to integrate it to the existing LAN operations to this date, and in which TAM shareholders will be part of the stock ownership of LAN.

LAN would change its name to LATAM Airlines Group S.A. and would incorporate LAN Airlines operations and its subsidiaries in Perú, Argentina and Ecuador, LAN Cargo and its subsidiaries, TAM Lineas Aereas, TAM Mercosur and related companies of LAN and TAM.

2           The exchange ratio between LAN and TAM has been agreed in 0.9 shares of LAN per each share of TAM.

3.           This business combination would be carried out through a series of transactions and corporate operations, including a shares exchange offer (the “Shares Exchange Offer”) with the purpose that the current shareholders of TAM become shareholders of LAN (which, as noted, would change its name to LATAM Airlines Group S.A.). Furthermore, LATAM Airlines Group S.A. would have the ownership of substantially all the economic rights in TAM (representing today their shares without voting rights) whether directly or through a close corporation incorporated in Chile. And, TAM Controllers would have ownership of 80% of the common shares with voting rights of TAM, thus maintaining control over the same, in accordance with Brazilian law, and LAN would have ownership of the remaining 20% of the common shares with voting rights.

Finally, a shareholders agreement would be executed among LATAM Airlines Group S.A. and TAM Controller, in order to establish the form of corporate governance of TAM and the coordinated alignment of its operations.

It is expected that TAM would be delisted from Bovespa Brazil, and that its ADRs would be also delisted from the New York Stock Exchange (“NYSE”). LATAM Airlines Group S.A. shares will continue to be traded at the stock exchanges of Chile and under the form of ADRs at the NYSE. In addition, the shares of LATAM Airlines S.A will be traded at the Bovespa in Brazil under the form of BDRs.

4.           By virtue of a Shareholders Agreement, whose definitive terms must be agreed by the parties, LAN Controllers would grant TAM Controllers the right to be represented at the Board of Directors of LATAM Airlines Group S.A. with the same number of Directors of the LAN Controllers, who would commit themselves to support with the votes as per their stock ownership in LATAM Airlines Group S.A. the election of the director that TAM Controllers would not be able to choose for themselves. In this scenario, LAN Controllers and TAM Controllers would commit themselves to act jointly and, in case of disagreement, the resolution of the Board of LATAM Airlines Group S.A. would be final.

For Shareholder Meeting matters, they would act jointly and in cases of disagreement, and if there is a Board position, it would be resolved by the latter. And, in those cases where there is no position of the Board of Directors, it would be resolved by the LAN Controllers, after LAN Controllers and TAM Controllers having made all good faith efforts in order to agree a common position; and subject, however, as compensation, to certain rights to be granted to the TAM Controllers. The shareholders agreement would also regulate the transfer of shares.

5.           The MOU is subject to the parties agreeing on final documentation, to completion of mutual due diligence, and to obtaining of corporate, regulatory and other applicable approvals. In addition, the parties committed themselves to negotiate in good faith the definitive agreements, in order to conclude this process by executing them within 60 days from this date.

The transaction is subject to customary conditions for this kind of operation, among which is the acceptance of the Shares Exchange Offer by 95% of the shares of TAM and obtaining of necessary approvals under the applicable laws and regulations of Chile and Brazil.

6.           The member companies of the group of airlines will continue operating under their current brands and their licenses of operation. These companies will work together in order to build an international network of passengers and freight transport in the region. LAN and TAM have operated in shared code during the past three years, along with the cooperation in the maintenance and acquisition of aircraft. This transaction brings this cooperation to the next level, with the total alignment of economic interests of both companies and their shareholders.

Mauricio Rolin Amaro will be the Chairman of LATAM Airlines Group S.A. and Enrique Cueto Plaza, currently the Executive Vice-President of LAN, will be the CEO/Executive Vice-President of LATAM Airlines Group S.A. The airlines will maintain their current structures of managerial leadership. Maria Claudia Amaro will be the Chairman of the Board of TAM, Marco Bologna will remain as CEO of TAM, and Líbano Barroso will remain as CEO of TAM Lineas Aereas S.A. Ignacio Cueto Plaza will be the General Manager of LAN. Each of the member companies of the group will maintain its current headquarters and its corporate governance structure.

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As the Mr. Superintendent can see, this transaction is intended to consolidate the economic interests of different stakeholder groups into one single entity, without prejudice of the compliance with laws and regulations regarding foreign ownership restrictions.

Completion of this transaction is expected to take six to nine months, which is subject to obtaining applicable regulatory approvals necessary for this purpose. Achieved the above, it will form an airline that will be among the 10 major airlines and airline groups in the world, which will provide transport services for passengers and cargo to more than 115 destinations in 23 countries, operating a fleet of more than 220 aircrafts and will have over 40,000 employees.

A copy of the Confidential Essential Fact Notice filed by LAN on August 6, 2010 is attached, by means of which your Superintendence was informed about the negotiations that resulted in the execution of the MOU.

Thanking your attention, yours sincerely,

Enrique Cueto Plaza
Executive Vice-President
LAN Airlines S.A.

Santiago, August 6, 2010

Mr. Fernando Coloma Correa
Superintendent
Superintendency of Securities and Insurance
Present

REF.: Report Confidential Essential Fact.

From our consideration:

According to articles 9 and 10 of Securities Act No. 18,045 and according to General Rule No. 30, and duly authorized by the Board of Directors of LAN Airlines S.A. (“LAN”), Securities Registry No. 306, and in accordance with extraordinary Board meeting held this same date, I hereby inform you as CONFIDENTIAL ESSENTIAL FACT the following:

1.           LAN has publicly stated in several occasions, its interest in explore associations or other forms of business combinations with important airlines in the Latin-American region. And within this region, in several opportunities, LAN has expressed publicly its primary interest in participating in the air transport market in Brazil.

2.           With respect to the Brazilian market, we have carefully considered the attractiveness of a possible association or business combination with any of the most important in such market.

3.           TAM S.A. has always been an interesting potential partner in order to participate in the air transport market in Brazil.

4.           In such respect, there is an opportunity of moving forward with the level of precision required in a negotiation of a business combination with TAM S.A.

5.           The Board of Directors of LAN has authorized and instructed the Executive Vice-President, Mr. Enrique Cueto Palza, in order to carry on the negotiations of a possible transaction with TAM S.A. in the shortest possible term.

6.           Moreover, the Board of Directors, integrated by Merrs. Jorge Awad Mehech, José Cox Donoso, Ramón Eblen Kadis, Juan Cueto Sierra, Darío Calderón González, Juan José Cueto Plaza, Juan Gerardo Jofré Miranda, Carlos Heller Solari and Bernardo Fontaine Talavera, has considered prudent, and agreed by the unanimity of the attendees to the extraordinary Board meeting held this date, to confidentially communicate this information, considering that, if it goes public, this information could induce to error to the shareholders, investors and to the market in general, in connection with the certainty of the execution of the transaction and the agreement of each of its terms and conditions, beginning for the price of the transaction, in circumstances that there is no clarity that the transaction would even finally materialize. Moreover, if this information is made public, at the current stage of the process, put in great risk the possibility and viability of the execution of an eventual transaction of such nature, and therefore, the interest of the company might seriously be affected.

7. In addition to the above, it is important to point out, that accordance to the information we have, the publicity of an eventual transaction before being agreed and communicated to the Brazilian aeronautic authority, put in great risk the possibility and viability of the execution of an eventual transaction of such nature, and therefore, it might seriously affect the interest of the company.

8. In consequence, and according to paragraphs 6 and 7 referred above, we would be most grateful to this Superintendency in keeping this information as confidential while there is no absolute certainty of the proposed transaction.

9. If the negotiations move forward, we estimate the eventual transaction might be public in a term from one week to one month.

10. We will keep this Superintendency informed, as soon as a relevant fact takes place or if the reasons that caused this confidentially cease, and, of course, if the negotiations has prospered at the point that LAN and TAM S.A. could make it public though an essential fact notice.

11. We would like to point out that the Board of Directors has instructed the adoption of all necessary measures in order to keep this information as confidential.

12. In such respect, please see below a list with those individuals that are in possession of this confidential information. This list may be updated as applicable:

a) Members of the Board of Directors of LAN Airlines S.A.
b) The following offices of LAN Airlines S.A. or subsidiaries:

1.	Enrique Cueto Plaza
2.	Ignacio Cueto Plaza
3.	Roberto Alvo Milosawlewitsch
4.	Alejandro de la Fuente Goic
5.	Armando Valdivieso Montes
6.	Cristián Ureta Larraín
7.	Emilio del Real
8.	Cristián Toro Cañas
9.	Damián Scokin
10.	Federico Germani
11.	René Muga Escobar
12.	Enrique Elsaca Hirmas
13.	Francisco Recabarren Magofke

c) Juan Ignacio Langlois – JP Morgan Chase (Chile y USA)
d) Dan Chu – UBS AG.
e) José María Eyzaguirre Baeza – Claro y Cia.
f) Alex Dichter – Mackinsey & Company

g) Sergio Galvis – Sullivan & Cromwell
h) Alex Bertoldi – Pinheiro Neto Advogados

Thanking your attention, yours sincerely,

Enrique Cueto Plaza
Executive Vice-President
LAN Airlines S.A.